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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 2

                                       TO

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
                        PURSUANT TO SECTION 14(D)(1) OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                           ALARMGUARD HOLDINGS, INC.
                           (Name of Subject Company)

                            TYCO INTERNATIONAL LTD.
                             T16 ACQUISITION CORP.
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE

                         (Title of class of securities)

                                   011649100
                     (CUSIP number of class of securities)

                            ------------------------

                    MARK H. SWARTZ, EXECUTIVE VICE PRESIDENT
                        C/O TYCO INTERNATIONAL (US) INC.
                                 ONE TYCO PARK
                          EXETER, NEW HAMPSHIRE 03833
                                 (603) 778-9700

          (Name, address and telephone number of person authorized to receive notices and communications on behalf of Bidders)

                                with a copy to:

                             ABBE L. DIENSTAG, ESQ.
                      KRAMER LEVIN NAFTALIS & FRANKEL LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 715-9100

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                              (Page 1 of 3 Pages)
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    T16 Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of Tyco International Ltd., a Bermuda company ("Tyco"), and Tyco hereby amend their Tender Offer Statement on Schedule 14D-1 dated January 15, 1999, as amended (the "Schedule 14D-1"), relating to Purchaser's offer to purchase all the outstanding shares of common stock, par value $.0001 per share, including the associated preferred stock purchase rights (the "Common Shares"), of Alarmguard Holdings, Inc., a Delaware corporation (the "Company"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Schedule 14D-1.

ITEM 10. ADDITIONAL INFORMATION.

        Item 10(f) of the Schedule 14D-1 is hereby amended to add the following:

        The Offer of Purchaser to purchase all outstanding Common Shares of the Company expired at 12:00 midnight, New York City time, on Friday, February 12, 1999. The tendered Common Shares were accepted by Purchaser for payment, subject to the terms of the Offer. Tyco issued a press release on February 16, 1999, in which it disclosed that the Depositary had informed it that an aggregate of 5,244,761 Common Shares, representing approximately 94% of all the outstanding Common Shares (including Common Shares subject to guaranteed delivery procedures), were tendered and not withdrawn prior to the Expiration Date.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

    Item 11 of the Schedule 14D-1 is hereby amended to add the following:

    (a)(9)Press release, issued February 16, 1999.

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                                   SIGNATURE

    After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 1999

                                TYCO INTERNATIONAL LTD.

                                By:  /s/ MARK H. SWARTZ
                                     --------------------------------------
                                Name: Mark H. Swartz
                                     Title: Executive Vice President and
                                          Chief Financial Officer

                                   SIGNATURE

    After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 1999

                                T16 ACQUISITION CORP.

                                By:  /s/ MARK H. SWARTZ
                                     --------------------------------------
                                Name: Mark H. Swartz
                                     Title: Vice President

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